September 3, 2009
BY EDGAR SUBMISSION
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE, Mail Stop 3030
Washington, DC 20549

Attn:	Mr. Kevin L. Vaughn, Accounting Branch Chief
Ms. Tara Harkins, Staff Accountant

Re:	Skyworks Solutions, Inc.
Form 10-K for the Fiscal Year Ended October 3, 2008
Form 10-Q for the Fiscal Quarter Ended April 3, 2009
Form 8-K dated July 22, 2009
File No. 001-05560
Ladies and Gentlemen:
     Skyworks Solutions, Inc. (“Skyworks” or the “Company”), submits this letter in response to the comments regarding the above referenced filings contained in a letter dated August 5, 2009 from Kevin L. Vaughn of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), to Donald W. Palette, Chief Financial Officer of Skyworks. Responses are set forth below and are keyed to the numbering of the comments and headings used in the Staff’s letter. For your reference, your comments are reproduced in italics and the Company’s responses are set forth below such comment in standard type.
     The Company’s response is as follows:
Form 10-K For the Fiscal Year Ended October 3, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 30
Critical Accounting Estimates, page 40
t781.376.3000 www.skyworksinc.com 20 Sylvan Road Woburn MA 01801 USA

United States Securities And Exchange Commission
September 3, 2009

1.	Revise your discussion throughout this section in future filings to provide specific disclosure of the significant judgments and estimates made by management in connection with the preparation of the consolidated financial statements included with the filing. For example, we note that management determined that significant reductions in the valuation allowance were necessary in the current period, however, we do not see any discussion regarding the significant judgments and estimates involved in reaching this determination.
Response:
In future filings, we will revise our discussion in Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Estimates to provide more specific disclosure of the significant judgments and estimates made by management in connection with the preparation of the consolidated financial statements included with the filing. In the Company’s next Annual Report on Form 10-K the Company plans to revise its discussion of its Critical Accounting Policies (and plans to provide updates in its Quarterly Reports on Form 10-Q to the extent there are any significant changes) as follows:
1.	Allowance for Doubtful Accounts.
     We maintain general allowances for doubtful accounts for losses that we estimate will arise from our customers’ inability to make required payments. These reserves are determined quarterly and require management to make estimates of the collectability of our accounts receivable by considering factors such as historical bad debt experience, the age of the accounts receivable balances and the impact of the current economic climate on a customer’s ability to pay. In addition, as we become aware of any specific receivables which may be uncollectable, we perform additional analysis and reserves are recorded if deemed necessary. Determination of such additional specific reserves require management to make judgments and estimates pertaining to factors such as a customer’s credit worthiness, intent and ability to pay, and overall financial position. If the data we use to calculate the allowance for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and our results of operations could be materially affected.
2.	Inventories.
     Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market. Each quarter, we estimate and establish reserves for excess, obsolete or unmarketable inventory. These reserves are generally equal to the historical cost basis of the excess or obsolete inventory and once recorded are considered permanent adjustments. Calculation of the reserves requires management to use judgment and make assumptions about forecasted demand in relation to the inventory on hand, competitiveness of our product offerings, general market conditions and product life cycles upon which the reserves are based. When inventory on hand exceeds foreseeable demand (generally in excess of twelve months), reserves are established for

United States Securities And Exchange Commission
September 3, 2009

the value of such inventory that is not expected to be sold at the time of the review. Once established, these write-downs are considered permanent adjustments to the cost basis of the excess inventory.
If actual demand and market conditions are less favorable than those we project, additional inventory reserves may be required and our results of operations could be materially affected. Some or all of the inventories that have been reserved may be retained and made available for sale, however, they are generally scrapped over time.
3.	Valuation of Long Lived-Assets.
     Carrying values for long-lived assets and definite lived intangible assets, which exclude goodwill, are reviewed for possible impairment as circumstances warrant. Factors considered important that could result in an impairment review include significant underperformance relative to expected, historical or projected future operating results, significant changes in the manner of use of assets or our business strategy, significant negative industry or economic trends and a significant decline in our stock price for a sustained period of time. In addition, impairment reviews are conducted at the judgment of management whenever asset / asset group values are deemed to be unrecoverable relative to future undiscounted cash flows expected to be generated by that particular asset / asset group. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of an asset / asset group and its eventual disposition. Such estimates require management to exercise judgment and make assumptions regarding factors such as future revenue streams, operating expenditures, cost allocation and asset utilization levels, all of which collectively impact future operating performance. Our estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions, changes to our business model or changes in our operating performance. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value of an asset or asset group, we would recognize an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset or asset group.
4.	Goodwill and Intangible Assets with Indefinite Useful Lives.
     Goodwill and intangible assets with indefinite useful lives are tested at least annually for impairment in accordance with the provisions of SFAS No. 142, Goodwill and Other Intangible Assets. Intangible assets with indefinite useful lives comprise an insignificant portion of the total book value of our goodwill and intangible assets. We assess the need to test our goodwill for impairment on a regular basis. Pursuant to the guidance provided under SFAS No. 131, we have determined that we have only one reporting unit for the purposes of allocating and testing goodwill under SFAS No. 142.
     The goodwill impairment test is a two-step process. The first step of our impairment analysis compares our fair value to our net book value to determine if there is an indicator of

United States Securities And Exchange Commission
September 3, 2009

impairment. To determine fair value, SFAS No. 142 allows for the use of several valuation methodologies, although it states that quoted market prices are the best evidence of fair value and shall be used as the basis for measuring fair value where available. In our assessment of our fair value, we consider the average market price of our common stock surrounding the selected testing date, the number of shares of our common stock outstanding during such period and other marketplace activity and related control premiums. If the calculated fair value is determined to be less than the book value of the Company, then we perform step two of the impairment analysis. Step two of the analysis compares the implied fair value of our goodwill, to the book value of our goodwill. If the book value of our goodwill exceeds the implied fair value of our goodwill, an impairment loss is recognized equal to that excess. In Step 2 of our annual impairment analysis, we primarily use the income approach methodology of valuation, which includes the discounted cash flow method as well as other generally accepted valuation methodologies, to determine the implied fair value of our goodwill. Significant management judgment is required in preparing the forecasts of future operating results that are used in the discounted cash flow method of valuation. Should step two of the impairment test be required, the estimates we would use would be consistent with the plans and estimates that we use to manage our business. In addition to testing goodwill for impairment on an annual basis, factors such as unexpected adverse business conditions, deterioration of the economic climate, unanticipated technological changes, adverse changes in the competitive environment, loss of key personnel and acts by governments and courts, are considered by management and may signal that our intangible assets have become impaired and result in additional interim impairment testing.
     In fiscal 2009, we performed impairment tests of our goodwill on January 3, 2009, April 4, 2009 and on July 4, 2009. The first impairment test was triggered by a significant decline in our stock price and deterioration in the macro-economic climate during the first fiscal quarter. The second impairment test was triggered by a restructuring action announced on January 22, 2009 and the third test was conducted on the first day of the fourth fiscal quarter, July 4, 2009, in accordance with our regularly scheduled annual testing. The results of all three of these tests indicated that none of our goodwill was impaired based on Step 1 of the test; accordingly Step 2 of the test was not performed. Any management judgments and assumptions made in these tests were generally consistent with those made in prior periods.
5.	Income Taxes.
     We use the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. This method also requires the recognition of future tax benefits such as net operating loss carry forwards, to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets

United States Securities And Exchange Commission
September 3, 2009

and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
     The carrying value of our net deferred tax assets assumes we will be able to generate sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions. If these estimates and related assumptions change in the future, we may be required to record additional valuation allowances against our deferred tax assets resulting in additional income tax expense in our consolidated statement of operations. Management evaluates the realizability of the deferred tax assets and assesses the adequacy of the valuation allowance quarterly. Likewise, in the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax assets would increase income or decrease the carrying value of goodwill in the period such determination was made.
     The determination of recording or releasing tax valuation allowances is made, in part, pursuant to an assessment performed by management regarding the likelihood that we will generate future taxable income against which benefits of our deferred tax assets may or may not be realized. This assessment requires management to exercise significant judgment and make estimates with respect to our ability to generate revenues, gross profits, operating income and taxable income in future periods. Amongst other factors, management must make assumptions regarding overall business and semiconductor industry conditions, operating efficiencies, our ability to develop products to our customers’ specifications, technological change, the competitive environment and changes in regulatory requirements which may impact our ability to generate taxable income and, in turn, realize the value of our deferred tax assets. In addition, the current uncertain economic environment limits our ability to confidently forecast our taxable income. In fiscal years 2008 and 2009, our estimates of future taxable income were prepared in a manner consistent with our assessment of various factors, including market and industry conditions, operating trends, product life cycles and competitive and regulatory environments.
     The calculation of our tax liabilities includes addressing uncertainties in the application of complex tax regulations. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.
     We recognize liabilities for anticipated tax audit issues in the United States and other tax jurisdictions based on our recognition threshold and measurement attribute of whether it is more likely than not that the positions we have taken in tax filings will be sustained upon tax audit, and the extent to which, additional taxes would be due. If payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period in which it is determined the liabilities are no longer necessary. If the estimate of tax liabilities proves to be less than the ultimate assessment, a further charge to expense would result.

United States Securities And Exchange Commission
September 3, 2009

- Goodwill and Intangible Assets, page 43
2.	Please expand your discussion of your goodwill impairment evaluation here in future filings to address the following:
•	Disclose the number of reporting units that you have identified.

•	Disclose the specific results of your current period impairment evaluation, including a discussion of whether any of your reporting units failed step 1 of the impairment test.

•	To the extent you are required to perform step 2 of the impairment test for any of your reporting units, disclose the specific methodologies used to determine the implied fair value of the goodwill.

•	Disclose any significant assumptions or judgments made in connection with your current period impairment testing. Discuss how the current period assumptions and judgments compare with those made in prior periods, including disclosure of the reason for and impact of any significant changes.
Response:
The Company has concluded, based on the guidance provided under SFAS 131, that the Company has only one reporting unit. In future filings, including Forms 10-K and 10-Q, the Company will specify that only one reporting unit has been identified, disclose the specific results of the Company’s current period impairment evaluation and include a discussion on the failure (if applicable) of step 1 of the impairment test. Furthermore, the Company will disclose the specific methodologies used to determine the implied fair value of goodwill and the Company will disclose all significant judgments or assumptions made in the current period impairment testing. The Company will likewise compare any significant changes in assumptions or judgments to prior periods. For example, in the Company’s next 10-K, the Company intends to expand select components of our critical accounting estimates as set forth above in the response to comment 1.
Item 8. Financial Statements and Supplementary Data, page 47
- Consolidated Statement of Operations, page 49
3.	Please revise your future filings to remove the total captions and amounts from the stock-based compensation table included on the face of your consolidated statements of

United States Securities And Exchange Commission
September 3, 2009

operations. Otherwise, as indicated in SAB Topic 14-F, please revise the statement to present the related stock-based compensation charges in a parenthetical note to the appropriate income statement caption. That guidance also indicates that you may present the information in the notes to the financial statements or within MD&A.
Response:
The Company removed the total captions and amounts from the stock-based compensation table on the face of its consolidated statement of operations for the three and nine month periods ended July 3, 2009 included in its Quarterly Report on Form 10-Q filed on August 11, 2009. The Company will continue this practice in future filings.
Note 5. Inventory, page 60
4.	We note your disclosure on pages 12 and 53 that you ship products on consignment to certain customers. Please revise this note in future filings to separately present your consigned inventory. Refer to Question 2 of SAB Topic 13(A)(2).
Response:
In future filings, including Forms 10-K and 10-Q, the Company will separately present the total value of consigned inventory at the end of each reporting period in the inventory footnote. We anticipate adding disclosure substantially similar to the following in our future filings:
5. INVENTORY
Inventories consist of the following (in thousands):

	As of
	October 2, 2009		October 3, 2008
Raw Materials	$	xx,xxx	$8,005
Work-in-Process		xx,xxx	64,305
Finished Goods held by Skyworks		xx,xxx	18,711
Finished Goods held on Consignment by Customers		xx,xxx	12,770

Total	$	xxx,xxx	$103,791
Form 10-Q for the Fiscal Quarter Ended April 3, 2009
Note 11. Restructuring and Other Charges
5.	We note your disclosures here and in the MD&A related to your restructuring plan that was announced on January 22, 2009. Please revise your MD&A in future filings to include the disclosures detailed in SAB Topic 5.P.4, including disclosure of the expected effects on future earnings and cash flows resulting from the plan.
Response:

United States Securities And Exchange Commission
September 3, 2009

In all future filings the Company will disclose the expected effects on future earnings and cash flows resulting from the restructuring plan announced on January 22, 2009 as well as any the other required disclosures in SAB Topic 5.P.4. The Company will also include the required disclosures in the aforementioned SAB Topic should the Company enter into any new restructuring plans. For example, in our next 10-K, we intend to expand the MD&A and respective restructuring footnote to the financial statements to include all required disclosures under SAB Topic 5.P.4 as follows:
2009 RESTRUCTURING AND OTHER CHARGES

	Twelve-months Ended
	October 2,		October 3,
(dollars in thousands)	2009	Change	2008
Restructuring and other charges	$ XXXX	100.0%	$—
% of net revenues	X.X %		0.0%
On January 22, 2009, we implemented a restructuring plan to realign our costs given current business conditions.
We exited our mobile transceiver product area and reduced global headcount by approximately 4%, or 150 employees which resulted in a reduction to annual operating expenditures of approximately $20 million. We recorded various charges associated with this action. In total, we recorded $15.9 million of restructuring and other charges and $3.5 million in inventory write-downs that were charged to cost of goods sold.
The $15.9 million charge includes the following: $4.5 million related to severance and benefits, $5.6 million related to the impairment of certain long-lived assets, $2.0 million related to the exit of certain operating leases, $2.3 million related to the impairment of technology licenses and design software, and $1.5 million related to other charges. These charges total $15.9 million and are recorded in restructuring and other charges.
During fiscal year 2009, $15.4 million of the $15.9 million charge was incurred and we expect further facility related charges of $0.5 million, which is reflected in current liabilities in the consolidated balance sheet as of October 2, 2009, to be paid out by the second quarter of fiscal year 2010.
Form 8-K dated July 22, 2009
6.	We note your presentation of various non-GAAP financial measures throughout this Form 8-K and the narrative discussion regarding the use of the non-GAAP financial

United States Securities And Exchange Commission
September 3, 2009

measures included following the discussion of the various reconciling items. However, the narrative discussion appears vague as it does not appear to clearly describe the usefulness of each non-GAAP financial measure you have presented. Please revise future filings to provide separate disclosures regarding the usefulness of each non-GAAP financial measure presented. In this regard, please also revise the discussion of each non-GAAP financial measure to explain why you believe each of the items being excluded is not indicative of your ongoing operations. Refer to Regulation G and FAQ 8 Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.
Response:
With respect to all future information furnished under Item 2.02 of Form 8-K containing non-GAAP financial measures, the Company will provide separate disclosures regarding the usefulness of each non-GAAP financial measure included in such information. In addition, the Company will include in each such disclosure an explanation of the reason(s) the Company believes the excluded items are not indicative of its ongoing business operations.
Set forth below is a sample of the disclosure that will appear below the “Unaudited Reconciliation of Non-GAAP Financial Measures” table under the heading “Use of Non-GAAP Financial Measures” in each earnings release furnished by the Company on Form 8-K that contains non-GAAP financial measures.
Use of Non-GAAP Financial Measures
Our earnings release contains the following financial measures which have not been calculated in accordance with United States Generally Accepted Accounting Principles (GAAP): (i) non-GAAP gross profit, (ii) non-GAAP operating income, (iii) non-GAAP net income, and (iv) non-GAAP net income per share (diluted).  As set forth in the “Unaudited Reconciliation of Non-GAAP Financial Measures” table found below, we derive each non-GAAP financial measure by excluding certain expenses and other items from the respective GAAP financial measure that is most directly comparable to each non-GAAP financial measure. Management uses these non-GAAP financial measures to evaluate our operating performance and compare it against past periods, make operating decisions, forecast for future periods, compare operating performance against peer companies and determine payments under certain compensation programs. These non-GAAP financial measures provide management with additional means to understand and evaluate the operating results and trends in our ongoing business by eliminating certain non-recurring expenses (which may not occur in each period presented) and other items that management believes might otherwise make comparisons of our ongoing business with prior periods more difficult, obscure trends in ongoing operations or reduce management’s ability to make useful forecasts.
We provide investors with non-GAAP gross margin, non-GAAP operating income and non-GAAP net income because we believe it is important for investors to be able to closely monitor

United States Securities And Exchange Commission
September 3, 2009

and understand changes in our ability to generate income from ongoing business operations. We believe these non-GAAP financial measures give investors a more effective method to evaluate historical operating performance and identify trends, additional means of evaluating period-over-period operating performance and a method to facilitate certain comparisons of operating results to peer companies. We also believe that providing non-GAAP operating income allows investors to better assess the extent to which ongoing operations impact our overall financial performance. We further believe that providing non-GAAP net income and non-GAAP net income per share (diluted) allows investors to better assess the overall financial performance of ongoing operations by eliminating the impact of certain financing decisions related to our convertible debt and changes in tax valuation allowances which may not occur in each period for which financial information is presented and which represent gains or losses unrelated to our ongoing operations. We believe that disclosing these non-GAAP financial measures contributes to enhanced financial reporting transparency and provides investors with added clarity about complex financial performance measures.
We calculate non-GAAP gross margin by excluding from GAAP gross margin, share-based compensation expense, restructuring-related charges and acquisition-related expenses. We calculate non-GAAP operating income by excluding from GAAP operating income, share-based compensation expense, restructuring-related charges, acquisition-related expenses and certain deferred executive compensation. We calculate non-GAAP net income by excluding from GAAP net income share-based compensation expense, restructuring-related charges, acquisition-related expenses and certain deferred executive compensation, as well as certain items related to the retirement of convertible debt and certain non-cash tax items, which may not occur in all periods for which financial information is presented. We also present non-GAAP net income per share on a fully diluted basis. We exclude the items identified above from the respective non-GAAP financial measure referenced above for the reasons set forth with respect to each such excluded item below:
Share-Based Compensation — because (1) the total amount of expense is partially outside of our control because it is based on factors such as stock price volatility and interest rates, which may be unrelated to our performance during the period in which the expense is incurred, (2) it is an expense based upon a valuation methodology premised on assumptions that vary over time, and (3) the amount of the expense can vary significantly between companies due to factors that can be outside of the control of such companies.
Restructuring-Related Charges — because, to the extent such charges impact a period presented, we believe that they have no direct correlation to future business operations and including such charges does not accurately reflect the performance of our ongoing operations for the period in which such charges are incurred.
Acquisition-Related Expenses — including, when applicable, amortization of acquired intangible assets, because they are not considered by management in making operating

United States Securities And Exchange Commission
September 3, 2009

decisions and we believe that such expenses do not a have direct correlation to future business operations and thereby including such charges does not accurately reflect the performance of our ongoing operations for the period in which such charges are incurred.
Deferred Executive Compensation — including charges related to any contingent obligation pursuant to an executive severance agreement because we believe the period over which the obligation is amortized may not reflect the period of benefit and that such expense has no direct correlation with our recurring business operations and including such expense may not accurately reflect the compensation expense for the period in which incurred.
Gains and Losses on Retirement of Convertible Debt — because, to the extent that gains or losses from such repurchases impact a period presented, we do not believe that they reflect the underlying performance of ongoing business operations for such period.
Certain Income Tax Items — including benefits related to any reversals of our valuation allowances recorded against deferred tax assets because we believe such reversals are not indicative of ongoing business operations.
The non-GAAP financial measures presented in the table above should not be considered in isolation from, and are not an alternative for, the respective GAAP financial measure that is most directly comparable to each such non-GAAP financial measure. Investors are cautioned against placing undue reliance on these non-GAAP financial measures and are urged to review and consider carefully the adjustments made by management to the most directly comparable GAAP financial measures to arrive at these non-GAAP financial measures. Non-GAAP financial measures may have limited value as analytical tools because they may exclude certain expenses that some investors consider important in evaluating operating performance or ongoing business. Further, non-GAAP financial measures are likely to have limited value for purposes of drawing comparisons between companies because different companies may calculate similarly titled non-GAAP financial measures in different ways because non-GAAP measures are not based on any comprehensive set of accounting rules or principles.
Closing
In connection with this response, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities And Exchange Commission
September 3, 2009

     If you require additional information, please telephone the undersigned at 781-376-3026 or Mark V.B. Tremallo, Vice President and General Counsel of Skyworks, at 781-376-3099.
Very truly yours,
/s/ Donald W. Palette
Donald W. Palette
Chief Financial Officer

cc:	Wilmer Cutler Pickering Hale and Dorr LLP

David E. Redlick, Esq. Peter N. Handrinos, Esq.